                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                    FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


    FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


FOR THE TRANSITION PERIOD FROM                        TO
                              ------------------------  ------------

COMMISSION FILE NUMBER 1-3385


                               H. J. HEINZ COMPANY
                              EMPLOYEES RETIREMENT
                                AND SAVINGS PLAN
                                 (Title of Plan)


                               H. J. HEINZ COMPANY
            (Name of Issuer of securities held pursuant to the Plan)


                      600 GRANT STREET PITTSBURGH, PA 15219
          (Address of Plan and of principal executive office of Issuer)

FINANCIAL STATEMENTS AND EXHIBITS

The following Plan financial statements, schedules and reports are attached hereto:

1.   Report of Independent Auditors dated June 20, 2003 of
     PricewaterhouseCoopers LLP for the Financial Statements of the Plan

2. Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

3. Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002

4.   Notes to Financial Statements

5.   Supplemental Schedule of Assets (Held at End of Year)

6. Supplemental Schedule of Reportable Transactions for the Year Ended December 31, 2002

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of Independent Auditors dated June 27, 2003 is filed herein.

The following certifications are being furnished to the Securities and Exchange Commission as exhibits to this report and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Registrant for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

99(a). Certification of the Senior Vice President and Chief Administrative Officer Relating to the Annual Report Containing Financial Statements.

99(b). Certification of the Vice President - Finance Relating to the Annual Report Containing Financial Statements.

                                    SIGNATURE



        Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.

                                                   H. J. HEINZ COMPANY EMPLOYEES
                                                     RETIREMENT AND SAVINGS PLAN
                                                                  (Name of Plan)


                                          EMPLOYEE BENEFITS ADMINISTRATION BOARD



                                          By: /s/ D. Edward I. Smyth
                                              ..................................
                                                  D. Edward I. Smyth
                                                  Senior Vice President and
                                                  Chief Administrative Officer


June 25, 2003

                        REPORT OF INDEPENDENT AUDITORS


H. J. HEINZ COMPANY EMPLOYEE
BENEFITS ADMINISTRATION BOARD:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the H. J. Heinz Company Employees Retirement and Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year and the supplemental schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Employee Benefits Administration Board. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/  PricewaterhouseCoopers LLP


Pittsburgh, Pennsylvania
June 20, 2003

                               H. J. HEINZ COMPANY
                      EMPLOYEES RETIREMENT AND SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS





                                                                      December 31,
                                                            --------------------------------
                                                               2002                 2001
                                                            -----------          -----------
Assets:

     Investment in Master Trust  (Notes 4, 8, 9)          $289,013,597        $292,703,014

     Investment in ESOP Trust (Notes 6, 9)                $134,520,044        $177,032,215

     Participant Loans (Notes 1, 9)                            167,136             233,870

     ESOP Dividends receivable                               1,631,564           1,739,325

     Contributions receivable:
         Employee                                            1,367,682           1,101,775
         Employer                                            1,791,588           1,495,032
                                                          ------------        ------------
            Total contributions receivable                   3,159,270           2,596,807
                                                          ------------        ------------

                                                          ------------        ------------
            Total Assets                                  $428,491,611        $474,305,231
                                                          ------------        ------------


Liabilities:

     Notes payable to H. J. Heinz Company (Note 6)                 --            1,253,015
     Accrued interest due on note payable (Note 6)                 --                3,614
     Accrued administrative expenses                           234,994             327,352

                                                          ------------        ------------
            Total Liabilities                                  234,994           1,583,981
                                                          ------------        ------------

Net Assets Available for Benefits                         $428,256,617        $472,721,250
                                                          ============        ============

    The accompanying notes are an integral part of the financial statements.

                               H. J. HEINZ COMPANY
                      EMPLOYEES RETIREMENT AND SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      for the Year Ended December 31, 2002



Net Change in Investment in
     Master Trust (Notes 8 and 9)                        ($11,500,785)

Net Change in ESOP Trust (Note 9)                         (44,235,194)

Loan Repayments                                               (67,409)

Additions:
     Investment income:
         Dividends                                          6,624,216
         Interest                                              45,298
                                                        -------------
            Total investment income                         6,669,514
                                                        -------------

     Transfers from Acquisitions (Note 9)                     617,788
     Participant contributions                             18,034,230
     Age-related employer contributions                    20,264,459
     ESOP debt service funding                                866,212

                                                        -------------
            Total additions                                46,452,203
                                                        -------------

Deductions:
     Withdrawals                                           34,538,150
     Administrative expenses                                  568,224
     Interest expense on note payable                           7,074


                                                        -------------
            Total deductions                               35,113,448
                                                        -------------


Net decrease in net assets
     available for benefits for the year                  (44,464,633)

Net assets available for benefits at
     the beginning of the year                            472,721,250

Net assets available for benefits at                    -------------
     the end of the year                                 $428,256,617
                                                        =============

    The accompanying notes are an integral part of the financial statements.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements


(1) PLAN DESCRIPTION:

     The following description of the H. J. Heinz Company ("Company") Employees Retirement and Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.


           General

     The Plan is a defined contribution plan covering salaried employees actively employed by the Company or any of the affiliated companies. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board ("Committee"). The Committee consists of members appointed by the Board of Directors of the Company ("The Board of Directors") upon the recommendation of the Investment Committee of the Board of Directors. The members of the Committee are not compensated for serving on the Committee.

     The Board of Directors has designated (i) Fidelity Management Trust Company to act as trustee ("Trustee") under the Plan; and (ii) Mellon Bank, N. A. to act as trustee of the separate ESOP trust established for matching contributions ("ESOP Trustee").

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The plan provides for various investment options as described in Note 4. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.


           Contributions

     Participant contributions to the Plan may be either tax-deferred or after-tax. The total of a participant's tax-deferred and after-tax contributions may not exceed 20% of their compensation. Each participant may make tax-deferred contributions into one or more of the investment funds stated in
     Note 4, in whole percentages, of not less than 1% of his compensation.

     Tax-deferred contributions made by certain highly compensated participants may be limited under Internal Revenue Code rules. Tax-deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $11,000 ($12,000 if over age
     50) in 2002 and $10,500 in 2001. The Committee gives participants affected by these limitations timely notification.

     The Company contributes, on behalf of each participating employee, an amount equivalent to the tax-deferred contribution matching up to 3% of the employee's compensation. The Company's matching contributions may be made in cash or in shares of the Company's common stock of equal value. Until May 2002, shares of stock used for the Company match came from the shares held in the separate, leveraged employee stock ownership plan ("ESOP") trust. The ESOP is described in greater detail in Note 6.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)


           Contributions (continued)

     In addition, the Company makes monthly, age-related contributions to the Company Contribution Account ("CCA") of participating employees who direct the investment of such contributions into one or more of the investment funds stated in Note 4. The age-related contributions are based on percentages of participants' eligible earnings and range from a rate of 1.5% for participants that are less than 30 years old to a rate of 13% for participants that are 60 years old and over.

     A participant may transfer amounts received from other retirement plans to the Plan. Amounts that are rolled over from other retirement plans are held in a separate rollover account.

           Participant Accounts

     Each participant's account is credited with the participant's contribution(s) and allocation of (a) the Company's matching and age-related contributions, as defined, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

           Vesting

     The value of a participant's tax deferred account, after tax account, and rollover account, is fully vested at all times. The value of the Company's matching contribution vests after three years of service. The CCA contribution allocated to a participant's account vests upon the occurrence of any of the following events: completion of 5 years of service, job elimination, workforce reduction, termination of employment in the year of attainment of age 55 or after, attainment of age 65, total and permanent disability, or death.


           Withdrawals

     A participant may elect to withdraw up to 100% of their after tax or rollover account.

     A participant's matching account will be available for withdrawal if the participant:

          (a)  has at least 5 years of continuous membership in the Plan, or

          (b)  has attained age 59 1/2.

     A participant may not withdraw any amount from their tax deferred account during active employment before age 59 1/2 except for hardship as defined in the Plan.

     A participant may not withdraw any amount from their CCA during active employment before age 70 1/2.

     A participant who qualifies for a hardship withdrawal and withdraws from their tax deferred account is suspended from making contributions to the Plan for six months. Under present Internal Revenue Service ("IRS") rules, a "hardship" means an immediate and heavy need to draw on financial resources to meet obligations related to health, education or housing.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)

           Withdrawals (continued)

     A participant, upon termination of service, may either receive a lump-sum amount equal to the value of their account or transfer their account balance to the trustee or custodian of another eligible retirement plan. Upon retirement, a participant may transfer their account balance to the Employee Retirement System to purchase an annuity.

           Loans

     The Plan was amended effective January 1, 1990, to prohibit the granting or renegotiating of loans. Outstanding loans at December 31, 1989 continue to be administered in accordance with the loan rules established by the Committee as in effect on such date. In addition, during 2002 and 2001, the Plan assumed the outstanding loans from the Delimex, Thermo Pac, and Borden acquisitions. See Note 9 for more information about loans assumed as a result of recent acquisitions.

     The interest rates for all outstanding loans for the years ended December 31, 2002 ranged from 5.5% to 11.0% and in 2001 ranged from 6.49% to 10.94%.

     Payment of principal and interest is by payroll deduction, subject to rules permitting prepayment. Repayments of the principal of a loan to a participant will be allocated first to the participant's after tax account, and then to the participant's tax deferred account. Payments of interest on a loan to a participant are allocated to the participant's after tax account and tax deferred account, respectively, in the same proportion that the outstanding principal of the loan was attributable to such accounts at the end of the month preceding the payment. Payments of principal and interest are reinvested in the investment fund(s) in accordance with the participant's investment directions in effect at the time such interest or principal repayment is received by the Trustee.


           Termination

     The term of the Plan is indefinite, subject to termination at any time by the Board of Directors of the Company. In the event the Plan is terminated or the Company contributions are permanently discontinued, participants will be fully vested in the Company contributions. The Company has no intention to terminate the Plan at this time.


           Administrative Expenses

     The Trustees may pay expenses of the Plan including record-keeping fees, administrative charges, professional fees, and trustee fees, from the assets of the Trust Funds unless paid by the Company. For the years ended December 31, 2002 and 2001 the Plan incurred expenses of $568,224 and $824,480, respectively. These expenses were paid from Plan assets. Expenses absorbed by the Plan were allocated to the various funds of the Plan based on the net asset value of the individual fund as a percentage of the total net asset value of the Plan's funds.

     The Company, as permitted by ERISA, may obtain reimbursement from Company sponsored employee benefit plans for certain administrative charges incurred in providing administrative services to such plans. These expenses include salaries, payroll expenses and other miscellaneous charges, and are allocated based on time incurred related to each plan. The allocation of these charges to the Plan for the years ended December 31, 2002 and 2001 were $27,945 and 22,034, respectively. The amounts due to the Company as of December 31, 2002 and 2001 were $4,435 and $12,305, respectively.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)



(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

           Investment Valuation

     Investments in the Master Trust are valued as follows:

     The value of the shares in a mutual fund is based on the active market value of the underlying securities in the fund.

     Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the year.

     Temporary investments in short-term investment funds are valued at cost, which approximates market value.

           Other

     The Plan presents in the statement of changes in Net Assets Available for Benefits the appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Such change as it relates to those investments held in the Master Trust is included as a component of the Net Change in Investment in Master Trust on the Statement of Changes in Net Assets. Also included in the Net Change in Investment in Master Trust are dividends and interest earned for the year and participant loan repayments.

     Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Interest is recorded as earned.


(3) FEDERAL INCOME TAXES:

     The IRS has made a determination that the Plan is a qualified plan under
     Section 401(a) of the Internal Revenue Code of 1986, as amended ("Code"). Therefore, the Trust established under the Plan is exempt from Federal income taxes under Section 501(a) of the Code.

     The IRS has determined and informed the Company by letter dated August 1, 2002 that the Plan is designed in accordance with applicable sections of the Code. The Plan has been amended since it was submitted for review. However, tax and ERISA counsel to the Company is of the opinion that the Plan continues to be a "qualified" plan under Section 401(a) of the Code, that the Plan contains an employee stock ownership plan that meets the requirements of Section 4975(e)(7) of the Code and that the Plan contains a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code.

     Under present Federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to Federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)


(4) INVESTMENT PROGRAMS:

     Fidelity Management Trust Company is Trustee for the investment funds. Participants may direct the investment of their accounts in multiples of 1%, in any one or more of the Investment funds selected by the Committee. Currently eight Fidelity funds and seven Vanguard funds are offered in addition to the H.J. Heinz Company stock and the Del Monte stock fund. The Del Monte stock fund was established to hold the Del Monte Foods Company shares that were received when the Company spun off SKF Foods, a wholly-owned subsidiary of the Company. For each share of Heinz stock that a participant held on December 20, 2002, they received .4466 share of Del Monte Foods stock.


(5) FORFEITURES:

     Company contributions which have been credited to participants' accounts and which have not vested are forfeited upon termination of employment. These forfeitures are used to pay plan administrative expenses. Forfeitures were $883,443 for the year ended December 31, 2002 and $618,712 for the year ended December 31, 2001.


(6) ESOP TRUST:

     In September, 1989, the ESOP trust borrowed $50 million and purchased 2,366,862 shares of Heinz Common Stock at $21.125 per share. The Company financed the transaction and sold the stock to the ESOP. The Heinz stock was pledged as collateral for the loan. Shares were released from a suspense account and gradually allocated to participants' accounts over the term of the loan. The final loan payment was made on May 14, 2002. During 2002 and 2001, the number of shares released from the suspense account for allocation to participant accounts as a result of principal repayments was 46,512 and 156,862, respectively. Beginning in June 2002, shares for the Company match are purchased on the open market. At December 31, 2002, all ESOP assets were allocated to participant accounts. At December 31, 2001, the ESOP held $1,917,820 in unallocated assets.

     For the years ended December 31, 2002 and 2001, the weighted average interest rate was 3.95% and 5.44%, respectively, on the ESOP loan repayments. Dividends paid by the Company on allocated and unallocated shares of the Heinz Common Stock were applied for repayment of the loan. When dividends paid were not sufficient to make the periodic repayments, the Company made additional contributions to fund the deficiency.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)


(7) NONPARTICIPANT-DIRECTED INVESTMENTS:

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                              December 31,    December 31,
                                                                  2002           2001
                                                              ------------    ------------
      Assets:
           H.J. Heinz Company common stock                     $2,515,355      $48,927,651*
           Cash Equivalents                                            --            5,246
           Dividends Receivable                                    30,511          455,964
           Employer Contributions Receivable                        8,464          397,492


     Liabilities:
           Note Payable                                                --        1,253,015
           Accrued Interest                                            --            3,614
           Accrued Administrative Fees                              1,707           55,939
                                                               ----------      -----------

     Net Assets                                                $2,552,623      $48,473,785


                                                                     Year Ended
                                                                  December 31, 2002
                                                                  -----------------

              Dividends                                             $    123,872
              Employer Contributions                                      79,302
              Net Depreciation                                          (827,198)
              Transfers to participant-directed investments**        (45,291,932)
              Administrative fees                                         (5,206)
                                                                    ------------
              Change in Net Assets                                  $(45,921,162)
                                                                    ============


*   Exceeds 5% of net assets available for benefits

** The decrease in nonparticipant-directed assets is due to the 2002 plan amendment which allows participants to reallocate their employer match monies after three years of service (Note 9)

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)

(8) MASTER TRUST:

       The Company has a Master Trust arrangement with Fidelity Management Trust Company. The Trustee maintains accounts to record the pro rata share of each participating Plan, reflecting contributions received on behalf of the Plan, benefit payments or other expense allocable to the Plan and its pro rata share of collected or accrued income, gain or loss, general expenses and other transactions allocable to the Investment Funds or the Trust as a whole.

       The following tables present the Master Trust information for the Plan.

                                                                           December 31, 2002
                                     -----------------------------------------------------------------------------------------------
                                                                                                                      Retirement &
                                                                  Investment  Income                    Net            Savings Plan
                                     Fair Value of                                                   Change in        Percentage of
                                     Investment of                                                   The Fair        Interest in the
                                     Master Trust           Dividends            Interest              Value*          Master Trust
                                     ------------          -----------          ----------          ------------     ---------------
  H.J. Heinz Co. Stock Fund          $ 17,803,232          $   817,905          $    7,165          $ (6,050,774)         1.03%

  Managed Income Portfolio             22,211,865                   --           1,014,169             9,654,755         97.65%

        Magellan Fund                  42,209,953              345,625                  --           (20,253,717)        88.56%

Retirement Gov't Money Market          87,701,660                   --           1,236,520             3,652,081         69.20%

        Overseas Fund                   7,551,788               31,267                  --            (1,931,508)        94.35%

     Equity-Income Fund                23,489,507              484,173                  --            (5,192,824)         91.3%

        Puritan Fund                   22,578,888              741,586                  --            (2,913,358)        90.36%

   Intermediate Bond Fund              21,290,402              828,912                  --             5,555,907         92.09%

        OTC Portfolio                  11,514,508                   --                  --            (6,764,827)         90.6%

Fixed Income Securities Fund           21,294,967              789,851                  --            11,892,028          91.9%

       Wellington Fund                 10,150,186              348,058                  --             1,677,490         93.63%

       Windsor II Fund                 11,889,477              311,363                  --            (3,753,068)        92.55%

  Institutional Index Fund             17,204,871              308,743                  --            (7,372,700)        93.38%

      U.S. Growth Fund                  8,113,755               40,197                  --            (6,302,494)        89.68%

        Explorer Fund                   9,552,896                9,790                  --            (3,340,699)        94.77%

  International Growth Fund             3,607,149               59,272                 611              (780,242)        96.79%

    Del Monte Stock Fund               15,938,589                   --                  51            15,938,589         88.40%
                                     ------------          -----------          ----------          ------------
     Total Master Trust              $354,103,693          $ 5,116,742          $2,258,516          $(16,285,361)        81.62%
                                     ============          ===========          ==========          ============

*   Includes transfers between funds.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)


(8) MASTER TRUST:  (CONTINUED)

                                                                           December 31, 2001
                                     -----------------------------------------------------------------------------------------------
                                                                                                                      Retirement &
                                                                  Investment  Income                    Net            Savings Plan
                                     Fair Value of                                                   Change in        Percentage of
                                     Investment of                                                   The Fair        Interest in the
                                     Master Trust           Dividends            Interest              Value*          Master Trust
                                     ------------          -----------          ----------          ------------     ---------------
  H.J. Heinz Co. Stock Fund          $ 20,783,648          $ 4,606,114          $   66,226         ($157,273,466)**       1.05%

  Managed Income Portfolio             15,663,900                   --             743,592             4,870,565         98.86%

        Magellan Fund                  61,244,670              762,658                  --           (13,016,745)        89.06%

Retirement Gov't Money Market          77,049,083                   --           2,857,816             3,468,443         69.48%

        Overseas Fund                   9,246,477                   --                  --            (3,376,208)        94.31%

     Equity-Income Fund                28,273,450            1,110,821                  --            (2,913,497)        90.91%

        Puritan Fund                   26,151,557            1,383,435                  --            (1,314,997)        90.63%

   Intermediate Bond Fund              15,425,711              698,618                  --             7,516,572         93.17%

        OTC Portfolio                  17,483,995              384,701                  --            (9,678,467)        91.91%

Fixed Income Securities Fund            9,237,409              544,456                  --             6,380,451         94.29%

       Wellington Fund                  8,017,347              392,809                  --             4,069,638         93.90%

       Windsor II Fund                 15,212,514              310,807                  --             2,660,519         93.39%

  Institutional Index Fund             23,728,474               25,294                  --            (3,295,703)        94.11%

      U.S. Growth Fund                 13,144,764               21,016                  --            (9,341,213)        90.99%

        Explorer Fund                  12,218,495               75,817                  --              (157,009)        94.83%

  International Growth Fund             4,150,375                   --                  --              (998,498)        97.04%

                                     ------------          -----------          ----------         -------------
     Total Master Trust              $357,031,869          $10,316,546          $3,667,634         ($172,399,615)        81.98%
                                     ============          ===========          ==========          ============

*   Includes transfers between funds.

** Reflects the transfer of the Retirement and Savings Plan's Heinz Stock Fund to the ESOP (see Note 9).

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                    Notes to Financial Statements (Continued)

(9) PLAN AMENDMENTS AND ACQUISITIONS:

     During September 2002, $608,632 was transferred into the Plan from the Delimex Retirement and Savings Plan. In addition, the Plan also accepted the transfer of $9,156 in outstanding participant loans.

     Effective April 1, 2002, the age-related contribution made to the Company Contribution Account became ineligible for allocation to the Heinz Stock fund. In addition, the vested ESOP match may be reallocated by participants to any of the other investment options. Because of this change, the ESOP became participant directed except for participant balances that have not vested. The vesting period is three years.

     On October 5, 2001, the Management Committee approved a resolution recommended by EBAB to incorporate certain changes mandated by the Economic Growth and Tax Relief Reconciliation Act ("EGTRRA"). These changes, effective January 1, 2002 include:

     - Reducing vesting requirements for the Company Match from five to three years, and

     - Reducing participation suspension for employees taking hardship withdrawals from one year to six months.

     In addition, the Management Committee also approved the following discretionary changes permitted by EGTRRA:

     - Increasing the maximum participant contribution rate from 13% to 20%
     - Permitting rollovers of after-tax contributions
     - Accepting catch-up contributions in accordance with IRS limits
     - Eliminating installment payments as a plan distribution option
     - Permitting participants to elect to receive dividends on Heinz Stock in cash (dividend election option)

     As a result of the dividend election option, the Company stock fund that was held in the Fidelity trust fund was transferred to the ESOP trust at the end of 2001. The market value at that time was $126,295,696.

     In July 2001, employees of certain businesses acquired from the Borden Foods Corporation became participants in the Plan, and in October 2001, the Plan accepted a transfer of $3,908,959 in assets from the Borden Foods Corporation Retirement Savings Plan. The Plan also accepted the transfer of $197,553 in employee loans from the Borden plan.

     On March 12, 2001, the Executive Committee of the Board of Directors adopted a resolution to (a) authorize certain modifications to the Plan required by law; (b) restate the document in its entirety to incorporate all previously adopted amendments; (c) transfer participant account balances from Thermo Pac and Quality Chef plans into the Plan and include these participants in the Plan effective January 1, 2001; and (d) assume the participant loans of the Thermo Pac Plan. As a result, $127,514 from Thermo Pac and $546,332 from Quality Chef was transferred into the Plan. In addition, the Plan assumed $14,249 in employee loans transferred in from the Thermo Pac plan.

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                           EIN: 25 - 0542520 PLAN 009
     SCHEDULE H, Line 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)



                                                (c) Description of investment including
           (b) Identity of issue, borrower,           maturity date, rate of interest,                              (e) Current
  (a)          lessor, or similar party              collateral, par or maturity value          (d) Cost               Value
-------    --------------------------------     -----------------------------------------  -------------------    ----------------

   *              H. J. Heinz Company           Master Trust                                               --          $289,013,597

   *              H. J. Heinz Company           H. J. Heinz Company ESOP
                                                $.25 par value/share; 4,022,833 shares             $75,741,837          132,230,521


                      Mellon Bank               EB Temporary Investment Fund                         2,286,009            2,286,009


   *              Participant Loans             Participant Loans                                           --              167,136
                                                Interest Rates, 5.5% - 11.0%

                          H. J. HEINZ COMPANY EMPLOYEES
                           RETIREMENT AND SAVINGS PLAN

                           EIN: 25 - 0542520 PLAN 009
           SCHEDULE H, LINE 4j -- SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2002


                                                                                                             (h) Current
                                                                                                                 Value
                                                                                                                of Asset
                                                                                  (f) Expense                      on        (i) Net
(a) Identity of    (b) Description     (c) Purchase   (d) Selling   (e) Lease    incurred with  (g) Cost of    Transaction    Gain
Party Involved          of Asset             Price          Price       Rental     Transaction     Asset          Date       (Loss)
----------------  -----------------     ------------   ------------  --------    -------------  ----------     ----------   --------
         --        H. J. Heinz Company          --     $10,666,261         --      --          $ 8,314,033   $10,666,261  $2,352,220
                   Common Stock                         (69 sales)

Mellon Bank        EB Temporary                 --      16,169,180         --      --           16,169,180    16,169,180         --
                   Investment Fund                     (121 sales)

Mellon Bank        EB Temporary           18,455,689          --           --      --           18,455,689     18,455,689        --
                   Investment Fund      (94 purchases)


                                  EXHIBIT INDEX

     Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.


     23. The consent of Independent Auditors dated June 27, 2003 is filed herein.

     The following certifications are being furnished to the Securities and Exchange Commission as exhibits to this report and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Registrant for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

     99(a). Certification of the Senior Vice President and Chief Administrative Officer Relating to the Annual Report Containing Financial Statements.

     99(b). Certification of the Vice President - Finance Relating to the Annual Report Containing Financial Statements.